Anhui Taiyang Poultry Co., Inc.
No. 88, Eastern Outer Ring Road
Ningguo City, Anhui Province, 242300
People’s Republic of China

December 21, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attn:	Susan Block, Esq.
Tonya Bryan, Esq.

Clair Erlanger
Jean Yu

Re:	Anhui Taiyang Poultry Co., Inc.
Amendment No. 1 to Registration Statement on Form S-1/A
File No. 333-173700
Amended Registration Statement filed July 18, 2011

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated August 2, 2011 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of Anhui Taiyang Poultry Co., Inc. (the “Company”). The answers set forth herein refer to each of the Staffs’ comments by number.

We are filing herewith Amendment No. 2 to the Company’s Registration Statement.

General

1.
We note your response to our prior comment two and reissue. Please have Chinese counsel revise the legal opinion to opine that the corporate structure you describe in this filing is sufficient to satisfy the applicable PRC regulatory requirements for foreign-owned public companies or advise. We note your disclosure under, “We conduct our business through Taiyang,” on page 11, that you indicate your PRC counsel also advised you regarding your corporate structure and its compliance with PRC laws.

Response

Attached hereto as Attachment A is a revised opinion from Chinese counsel opining that the corporate structure we describe in the amended registration statement is sufficient to satisfy the applicable PRC regulatory requirements for foreign-owned public companies.

Securities and Exchange Commission
December 21, 2011

2.
Please revise your Annual Report on Form 10-K for the year ended December 31, 2010 and the Quarterly Report on Form 10-Q for the three months ended March 31, 2011, to address our comments on the financial statements and related disclosures included in the Form S-1 registration statement, as applicable.

Response

We have filed our amended Annual Report on Form 10-K for the year ended December 31, 2010 and amended Quarterly Report on Form 10-Q for the three months ended March 31, 2011 to address the comments related to the Registration Statement.

Anhui Taiyang, page 3

3.
We note here that you define Anhui Taiyang Poultry Co., Ltd. as “Anhui,” but elsewhere appear to refer to it as “Taiyang.” See for instance the disclosure under “You may face difficulties in protecting your interest” on page 44. Please advise throughout for consistency or advise.

Response

We have revised our disclosure to provide that only Taiyang is the reference to Anhui Taiyang Poultry Co., Ltd.

The Offering, page 3

4.
Please refer to the disclosure at the top of page 4 which says that the above information excludes the 1,142,396 shares of common stock issuable upon the exercise of the warrants. The shares underlying the warrants appear to be included in the total number of shares to be outstanding after the offering. Please advise or revise.

Response

We have revised our disclosure to indicate that the shares issued and outstanding after the offering include the shares issuable upon exercise of the warrants.

November 2010 Private Placement, page 4

5.
We note your response to our prior comment six. If you continue to believe that the offering is a secondary offering in accordance with Rule 415, please delete the first paragraph on page 5 that starts, “In the event we are unable to register for resale under Rule 415 all of the Old Registrable Securities . . . .” Similarly remove the similar paragraph on page 6 regarding the New Registrable Securities. In the alternative, please advise.

Response

We have removed the disclosures as we believe the offering is a secondary offering in accordance with Rule 415.

Securities and Exchange Commission
December 21, 2011

Risk Factors, page 7

Because we rely on the consulting services agreement, page 12

6.	Please disclose the duration of this agreement.

Response

We have revised our disclosure to indicate the duration of this agreement.

Dividends we receive, page 16

7.	Please clarify in the risk factor whether you believe you will or are considered a “nonresident enterprise.”

Response

We have revised our risk factor to indicate that we believe we will be considered a non-resident enterprise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

For the Three Months Ended March 31, 2011 and 2010, page 26

8.
We note your disclosure in regards to interest expense, that as of April 30, 2011 and March 31, 2011, accrued liquidated damages related to the registration rights agreements dated in November 2010, amounted to $353,776 and $241,227, respectively. In light of the fact the guidance in ASC 825-20-30-3 states contingent obligations to make future payments or otherwise transfer consideration under a registration payment arrangement shall be measured separately in accordance with ASC 450-20 (loss contingencies), please explain to us why you believe that the amount accrued as of March 31, 2011 represents the probable amount of the liability at that time. Absent significant changes in circumstances subsequent to March 31, 2011, it appears that the liability recorded for the liquidated damages provision should be increased as of March 31, 2011. Please advise or revise accordingly.

Response

Pursuant to ASC 450-20, an estimated loss from a loss contingency shall be accrued by a charge to income if information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated.

In our Amendment No. 1 to Form S-1 filed on July 18, 2011, we included our restated audited financial statements for the year ended December, 31, 2010. The issuance date of these financial statements was July 13, 2011. The original event that triggered the obligation of liquidated damages was the lack of filing of a registration statement by January 9, 2011, being the date 60 days from the original closing date of the November 2010 financing. The liquidated damages were fully incurred on July 8, 2011, at which time they equaled the maximum of 10% of the amount invested.

Securities and Exchange Commission
December 21, 2011

Accordingly, as of the issuance of our audited financial statements for the year ended December, 31, 2010, pursuant to ASC 450-20 we should have accrued the full amount of the liquidated damages, being $562,746, because it was probable that the liability had been incurred, and the liability was reasonably estimable, as of the July 13, 2011 issuance date of the restated financial statements.

We have made this adjustment in the restated financial statements included in Amendment No. 2. This adjustment was also reflected in our 10-Q for the periods ended June 30 and September 30, 2011.

Enterprise Income Tax, page 43

9.
We note your response to our prior comment 22. Your disclosure in this section does not depict the fact that these two consulting agreements between Ningguo and Dynamic Ally and between Taiyang and Ningguo have been terminated. Please revise this section to reflect the current status of your consulting agreements and advise us why you filed them as material agreements to your registration statement if the agreements have been terminated.

Response

We have revised our disclosure to remove any reference to the consulting agreements, as they are no longer in effect. We filed the consulting agreements as material agreements in accordance with Item 601 of Regulation S-K, because they were considered material agreements, not made in the ordinary course of business and were entered into not more than two years before the filing of the registration statement.

Executive Compensation, page 51

10.	Please revise the typographical error in the date Mr. Wu was appointed as your CEO and Chairman of the Board of Directors.

Response

We have revised the disclosure to fix the typographical error in the date from 1010 to 2010.

Security Ownership of Certain Beneficial Owners and Management, page 55

11.
We note your response to our prior comment 26 and reissue. We note your disclosure in footnote 5 to the Security Ownership of Certain Beneficial Owners and Management table relating to Mr. Qiyou’s future ownership in Firm Success International based on the terms of the Option Agreement. Please revise your Business section to describe how and at what time your beneficial ownership will change as a result of the Option Agreement.

Securities and Exchange Commission
December 21, 2011

Response

We have revised our business section to provide the information as described in footnote 5 to the Security Ownership of Certain Beneficial Owners and Management table.

Plan of Distribution, page 58

12.
We note your response to our prior comment 28. Your current description of Rule 144 does not take into account the holding period and public information requirements of the rule. Please advise us why you believe the company is not required to be in compliance with the current public information requirement under Rule 144 and tell us whether any selling shareholders are currently affiliated with you or have been affiliated with you within the last three months.

Response

We have revised our disclosure to state that we agreed to keep the prospectus effective until the date on which the shares may be resold by the Selling Stockholders without volume restrictions under Rule 144, which is the language in the registration rights agreement between the Company and the investors. This section was not intended to provide a complete description of Rule 144 and the requirements to sell shares thereunder. The selling stockholders section provides disclosure of any selling stockholder that is currently affiliated with us or was affiliated with us within the last three months.

Selling Stockholders, page 60

13.
We note your disclosure that some of the selling stockholders are deemed an “underwriter.” Please clearly name this list of selling stockholders as underwriters in the Plan of Distribution. Please also clarify to us whether or not this list contains all of the broker-dealers or affiliates of broker-dealers that are selling shareholders. If there are additional selling shareholders that are broker-dealers or affiliates of broker dealers not included in this list, for those additional selling shareholders, please amend your registration statement to state that your selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers have (1) purchased their shares in the ordinary course of business, and (2) at the time of the purchase of the shares to be resold, they had no agreements or understanding, directly or indirectly, with any person to distribute the shares.

Response

We have revised our disclosure in the Plan of Distribution section to include the list of selling stockholders that are deemed affiliates, as already disclosed in the Selling Stockholders section. To our knowledge, no additional selling shareholders are broker-dealers or affiliates of broker dealers.

Securities and Exchange Commission
December 21, 2011

Audited Financial Statements

Statements of Cash Flows, page F-4

14.
We note from your response to our prior comment 31 and your revised cash flow statement that amortization of debt discount is $108,786 for the year ended December 31, 2010. However, we note that this amount does not agree with the amortization of debt discount disclosed in Note 17. Please advise or revise accordingly.

Response

The amortization of debt discount reflected on the statement of cash flows includes amortization expense of $95,000 related to the discount on our convertible loan from March 2010 that was mortised to general and administrative expense. Accordingly, this amount is not reflected in the interest expense table in Note 17.

Pursuant to the guidance outlined in SEC Practice/08, debt issue costs related to a bridge financing should be recognized as interest cost during the estimated interim period preceding the placement of the permanent financing with any unamortized amounts charged to expense if the bridge loan is repaid prior to the expiration of the estimated period.

Accordingly, we have reclassified this $95,000 from general and administrative expense to interest expense in the restated 2010 financial statements. Amortization of debt discount on the statement of cash flows agrees to the same caption in Note 17 on the restated financial statements.

Statement of Shareholders’ Equity, page F-6

15.
We note from your response to our prior comment 33 and your revised disclosure in the statement of shareholders’ equity and Note 25, that you have restated the financial statements to appropriately reflect the reverse acquisition. However, we do not believe that your response and revised disclosure adequately respond to our prior comment. As previously requested, please explain to us how the amounts recorded as common stock and additional paid-in capital for the reverse merger transaction were determined. As part of your response and revised disclosure, please provide the share exchange ratio used in the transaction and indicate the shares issued by the Company (legal acquirer) in exchange the shares of Dynamic Ally Limited (accounting acquirer).

Response

The amounts recorded as common stock and additional paid in capital were recorded pursuant to the guidance in ASC 805-40-45-2(d), which prescribes that the consolidated financial statements after the reverse acquisition should reflect:

“The amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal subsidiary (Dynamic Ally Ltd.) outstanding immediately before the business combination to the fair value of the legal parent (The Parkview Group, Inc.) determined in accordance with the guidance in this Topic applicable to business combinations. However, the equity structure (that is, the number and type of equity interests issued) reflects the equity structure of the legal parent (The Parkview Group, Inc.), including the equity interests the legal parent issued to effect the combination. Accordingly, the equity structure of the legal subsidiary (Dynamic Ally Ltd.)) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (The Parkview Group, Inc.) issued in the reverse acquisition.”

Securities and Exchange Commission
December 21, 2011

The number of shares of the legal parent The Parkview Group, Inc. (“Parkview”) and the legal subsidiary Dynamic Ally Ltd. (“Dynamic Ally”) exchanged in the reverse merger, and the resulting exchange ratio, were as follows:

a	Shares of Parkview issued to Dynamic Ally shareholders	6,577,551
b	Shares of Dynamic Ally issued to Parkview	10,000
a/b	Exchange ratio	657.76

The amount recorded to common stock at the revere merger date reflects the number of shares of the legal parent Parkview outstanding immediately after the reverse merger, using Parkview’s capital structure:

	Shares	Value
Shares of Parkview outstanding prior to the reverse merger	527,090	$527
Shares issued in the reverse merger	6,577,551	$6,578
	7,104,641	$7,105

The historical shares outstanding and related common stock value on the statement of shareholder’s equity reflect the historical values of the legal subsidiary Dynamic Ally, however these value reflect the capital structure (share structure and par value) of Parkview:

	Shares	Value
Balance at December 31, 2009	6,577,551	$6,578
Share issuance pursuant to recapitalization	527,090	$527
	7,104,641	$7,105

The amount recorded to additional paid in capital (“APIC”) at the revere merger date was calculated as follows:

Value
APIC value of Dynamic Ally immediately before reverse merger	$8,271,399
Fair value of the consideration effectively transferred by Dynamic Ally (a)	$1,054,180
Adjust shares outstanding to reflect share structure of Parkview (b)	$2,895
$9,328,474

(a)
Pursuant to ASC 805-40-55-14, the amount recognized as issued equity interests in the consolidated financial statements is determined by adding the issued equity of the legal subsidiary immediately before the business combination and the fair value of the consideration effectively transferred, measured in accordance with paragraph 805-40-30-2. The consideration effectively transferred is based on the number of equity interests the legal subsidiary (Dynamic Ally) would have had to issue to give the owners of the legal parent (Parkview) the same percentage equity interest in the combined entity that results from the reverse acquisition. To achieve the same 7.42% ownership, Dynamic Ally would have had to issue 801 shares to Parkview. The fair value of these shares would be $1,054,180, calculated as 801 shares times $1,315.51 per share value. The per share value is calculated as 6,577,551 shares of Parkview issued in the reverse merger times $2.00 per share price of Parkview, divided by 10,000 shares of Dynamic, yielding $1,315.51 per share fair value of Dynamic Ally shares immediately before the reverse merger.

Securities and Exchange Commission
December 21, 2011

(b)
Equals Dynamic Ally common stock value of $10,000, less value of Parkview shares outstanding immediately after the reverse merger of $7,105 (=7,104,641 shares x $0.001 par value). This adjustment is made to common stock par value, with the offset to APIC.

We have revised the disclosure in Note 1(a) to reflect the exchange ratio and the number of shares issued by Parkview and Dynamic Ally.

Notes to the Financial Statements

Note 1. Nature of Business Operations, page F-7

16.	We note that Note 1(a) Business includes duplicative disclosure of the entire section. Please revise to remove this duplicative disclosure accordingly.

Response

We have removed the duplicative disclosure.

Note 4. Loans Receivable, page F-22

17.
We note your response to our prior comment number 40. Please revise your disclosure to clarify the timing of when the amount related to the sale price of Jinyatai was written off, the loan from the Company to Jinyatai occurred and the reason why Jinyatai pledged its assets as partial collateral for a bank loan in the amount of $2,268,673 borrowed by the company. Specifically disclose whether such pledge of collateral was stipulated by the terms of the loan by the Company to Jinyatai.

Response

We have revised our disclosures in Note 4 and Note 18(b).

18.
Furthermore, please explain to us and revise to disclose in the footnotes the purpose and underlying economic business reasons for the loans to unrelated parties of which $4,268,057 and $2,816,943 were outstanding as of December 31, 2010 and 2009.

Securities and Exchange Commission
December 21, 2011

Response

The underlying business reason for loans receivable is that local prominent businesses in China often create an informal lending and borrowing arrangement amongst each other whereby short term working capital loans are made between parties in order to allow businesses to borrow in excess of what banks are willing to lend. The Company has historically both borrowed and loaned under such arrangements, without cash interest. We have revised the disclosure accordingly to reflect this fact.

Note 12. Derivative Financial Instruments and Financing, page F-28

19.
We note from your response to our prior comment 42 that you have revised your disclosure in Note 12 to indicate that under the terms of the Registration Rights Agreement, the Company is required to have a registration statement filed with the SEC within 60 days after the closing date (being March 7, 2011 with respect to 550,000 shares and March 17, 2011 with respect to 125,000 shares) and declared effective by the SEC not later than 120 days from the closing date. However, we note that these dates are not consistent with the January 9, 2011 date of required filing of the registration statement as disclosed in Note 25(c) and on page 4 of your filing, and the disclosure appears to be related to the shares of stock sold subsequent to year end. Please revise Note 12 to reflect the appropriate dates. Also, please revise your disclosure to clarify the nature and amount of shares of stock that are included under the Registration Rights Agreements entered into in November 2010.

Additionally, in light of the fact that it appears you are subject to a liquidated damages provision if the filing deadlines were not met, and the filing deadline appears to be January 9, 2011, please explain to us how you evaluated this liquidated damages provision as a contingent liability under ASC 825-20-35 as of December 31, 2010. Please also revise to include the disclosures required by ASC 825-20-50, as applicable.

Response

We have revised Note 12 to reflect the appropriate dates and to clarify the nature and amount of shares of stock that are included in the Registration Rights Agreements.

Pursuant to the requirements of ASC 825-20-35, we have revised our financial statements for the year ended December, 31, 2010 to include the provision for the liquidated damages in 2010. See response to Comment 8 for a full explanation of the timing and facts considered.

We have also added the disclosures to Note 12 required by ASC 825-20-50.

Note 13. Other Accounts Payable, page F-31

20.
We note from your response to our prior comment 43 and revised disclosure in Note 13 that deposits from contract farmers securing loans are advanced to the Company from the proceeds of loans taken by the farmers. We also note from your response that the Company uses the cash received from the farmers to acquire feed raw materials and fund the incubation of new ducks that will be raised by the farmers on behalf of the Company (Step 3). However, it is unclear to us how the transaction(s) described in Step 3 are accounted for within your financial statements. As part of your response, tell us whether the purchases are on behalf of the farmers and if so, how you account for such transactions within your financial statements. You may use journal entries to assist with your explanation. You response should include the point cash is received as a deposit to when the cash is returned to the borrower.

Securities and Exchange Commission
December 21, 2011

Furthermore, you note in your response that the loan agreements are between the farmer and the bank; however, this is inconsistent with the disclosure in Note 22(b) on page F-45 which states that the loans are taken by the Company on behalf of the local farmers. Please advise and reconcile the discrepancy between your response and disclosure in the footnote.

Response

The “loans to farmers” are loans that are taken directly by the contract farmers from banking institutions, and guaranteed by the Company’s general credit. The process is as follows:

Step 1: the farmer borrows money from the bank, with the loan being guaranteed by the Company’s general credit. The farmer enters into a loan agreement directly with the bank for this loan. The Company is not a party to the actual loan documentation, aside from signing a guarantee agreement with the bank. There is no journal entry on the Company’s books at this point, as the bank loan agreement is between the farmer and the bank.

Step 2: the farmer advances the funds to the Company as a deposit to ensure repayment of the loan. The journal entry at this stage is:

Debit – Cash
Credit – Deposit from contract farmer securing loans (current liability)

Step 3: the cash from the farmer deposit described in Step 2 is mixed with general working capital. The Company does not separate inventory purchases into materials to be used by farmers or by our owned and operated facilities. We do not purchase raw materials on behalf of farmers, we purchase the materials (consisting mostly of feed materials) outright and then use them both internally and provide them to farmers. When we purchase raw materials, we make the following journal entry:

Debit – Inventory (raw materials)
Credit – Cash or accounts payable

Step 4: When farmers procure materials from us, consisting primarily of feed product, medicine and duck seedlings, we make the following journal entry:

Debit – Inventory (work in process)
Credit – Inventory (raw materials)

Securities and Exchange Commission
December 21, 2011

Step 5: The farmer grows the duck for approximately 45 days. The fee payable to the farmer is accrued in work in process inventory during this time:

Debit – Inventory (work in process)
Credit – Accounts payable and accruals

Step 6: The farmer returns a grown duck to us at the end of the growing cycle, and we make the following journal entry for the full value of the duck, including raw materials and fee payable to farmer:

Debit – Inventory (finished goods)
Credit – Inventory (work in process)

Step 7: when the loan matures, we return cash to the farmer, and make the following journal entry:

Debit – Deposit from contract farmer securing loans (current liability)
Credit – Cash

Step 8: the farmer repays the bank loan. We do not make any journal entries at this stage as we are not party to the lending arrangement.

We have revised the disclosure in Note 22(b) to properly reflect the above described transactions.

Note 14. Loans Payable, page F-32

21.
We note from your response to our prior comment 36 and your revised disclosure in Note 14(c) that prior to the closing of the Reverse Merger Transaction, the Company assessed the fair value of the commitment to issue 650,000 shares of the newly formed public entity and recorded a charge to interest expense in the amount of $165,431 in the fourth quarter of 2010. Please revise your disclosure in Note 14(c) to explain how you calculated the $165,431 charge to interest expense, including how you determined the value of the shares of stock. Also, please explain to us why you valued the shares using a Capitalization of Earnings methodology rather than using a value based on the shares that were sold for cash during November 2010. It appears that the value of the shares sold for cash in November 2010 was higher than the value you attributed to the shares in recognizing the $165,431 interest expense. Please advise or revise accordingly. Also, please clarify for us whether these shares of stock have been or will be issued in the future.

Response

We acknowledge your comment and provide the following explanations to your questions contained therein.

As noted in your comment, management concluded that the capitalization of earnings method was most representative of how the investors in the convertible debentures would have assigned value to the 650,000 inducement shares (the “Inducement Shares”) committed to be issued at inception of the convertible debentures. The reason for this was simply that there was no market for these future shares at inception (March 2010) due to the fact that the commitment to issue the shares was made while the Company was a private enterprise and there would have been no better method available to these investors at the time the transaction took place. Management concluded that these investors were afforded protective rights through the issuance of notes bearing a market rate of interest, and the incremental value assigned to the Inducement Shares would have been based upon cash flow, representing the Company’s ability to repay the debt.

Securities and Exchange Commission
December 21, 2011

Management also considered the fact that shares were sold to accredited investors in subsequent private placement transactions (the “PIPE Shares”). It was determined that the PIPE Shares were substantially different from the Inducement Shares for the following reasons:

•
The PIPE Shares included registration rights and punitive liquidated damages in the event registration was not affected. It should be noted that the Company has recorded $562,746 in contingent liabilities associated with liquidated damages related to the PIPE Shares, providing empirical evidence that there was significant value associated with these registration rights.

•	The PIPE Shares included the issuance of one warrant with an exercise price of $4.00 for every 4 shares purchased; the Inducement Shares included no warrants.

•
Due to the large blocks of securities sold, investors in the PIPE Shares were not representative of market participants that should be considered in calculating the exit price of the Inducement Shares.

•
The PIPE shares were issued on the closing date of Reverse Merger Transaction, whereas the commitment to issue the Inducement Shares was made prior to the completion of offshore restructuring, historical audits, commitment of outside capital, and other actions required to complete the Reverse Merger Transaction.

For these reasons, the PIPE Shares were deemed to have specific valuable rights that were not afforded to the investors in the bridge loan who received the Inducement Shares. As such, the securities issued were not considered to be comparable, and we did not value the Inducement Shares using the offering price for the PIPE shares.

The value of $165,431 was determined by use of the capitalization of earnings method. We calculated a discount rate using the “Ibbotsons build up method” and applied the resultant calculated discount rate to the selected benefit stream. The selected benefit stream was 2009 after tax earnings. In arriving at the discount rate, a company-specific risk factor was applied. While other risks are not specified, the concept of fair value that is reflected in ASC Topic 820 suggests that any potential risk that could affect the fair value should be considered and adjusted for in the fair value estimate. Measurement of fair value under ASC Topic 820 explicitly requires that the value be adjusted for known risks that would affect the value of the asset or liability. While any such risk should be evaluated and incorporated as a discounting of the fair value, ASC Topic 820 specifically identifies “nonperformance risk,” being the risk related to the potential that payments or other obligations may not be fulfilled (e.g., paid, service rendered, and so forth), as factor that should be integrated into the fair value calculation.

Securities and Exchange Commission
December 21, 2011

In valuing any subject interest, all facts and circumstances known as of the measurement date are to be factored into the calculation of fair value. Additionally, fair value is based upon “Exit” not “Entry.” Accordingly, for a hypothetical investor to be willing to buy in (i.e. company exits), all risks associated with performance must be factored in. For purposes of this calculation, performance relates to achieving public status, generating liquidity in the public market, and maintaining public status. The Company achieved public status in November 2010, but has yet to achieve registration of the PIPE Shares or the Inducement Shares. Additionally, as described in our Risk Factors, our legal structure (namely, the Variable Interest Entity structure whereby there is not direct ownership of the PRC entity, but rather contractual agreements that give the US shareholders rights to the profits of the PRC entity in the form of management fees) presents incremental risk in ultimate performance, that is, the ability of the equity holder to take possession of projected cash flows and accordingly a significant company specific risk factor is warranted.

22.
Additionally, we note that you have revised your disclosure in Note 1(a) to disclose that Dynamic Ally also issued 988 additionally ordinary shares to the holders as prescribed by the debentures prior to the closing of the Reverse Merger Transaction, and you refer to Note 14(c). Please explain to us, and disclose in Note 14(c), how these 988 shares were accounted for as part of the debenture exchange discussed in Note 14(c).

Response

These 988 shares of Dynamic Ally were issued immediately prior to the Reverse Merger Transaction, then exchanged for 650,000 shares of the Company’s common stock in the share exchange pursuant to the share exchange ratio of 1:657.7551. The 988 shares were valued using the capitalization of earnings method as described in greater detail in Response #21. The fair value was calculated as $165,431, which was recorded as interest expense on the books of Dynamic Ally, with an offsetting entry to additional paid in capital, in November 2010. Shares were exchanged in the Reverse Merger Transaction were recorded pursuant to ASC 805-40-45-2(d), as described in greater detail in Response #15.

Note 18. Other Income, page F-37

23.
We note from your response to our prior comment 46 that the final payment of $889,174 related to the sale of the fertilizer plant was due on May 31, 2011 and was not received as of the date of your response letter. Please explain to us whether you currently believe that this amount is recoverable. If you believe the amount will be received, please provide us the assumptions supporting that belief.

Response

This amount has not been collected as of the date of this letter. During the three months ended September 30, 2011, we recognized a reserve in the amount of $462,364 against this balance.

Note 20. Tax Matters, page F-42

24.
We note from your response to our prior comment 48 that income earned by Parent from November 10, 2010 through December 31, 2010 from management fees, net of expenses incurred by Parent and Dynamic Ally Limited, is subject to tax at a rate of 35%. However, we still do not understand how this amount has been included, if at all, in your detailed tax expense calculations disclosed in Note 20. Please tell us the amount of this management fee that is subject to the 35% income tax rate and explain to us how this amount has been included in your income tax expense.

Securities and Exchange Commission
December 21, 2011

Response

The 35% tax rate was not applied to the calculation of income tax for the year ended December 31, 2010, because the US parent company did not have any taxable income. Taxable income for 2010 was calculated as the amount of income earned by our operating entity in China, Anhui Taiyang Poultry Co., Ltd (“Taiyang”), which was paid to Ningguo Taiyang Incubation Plant Co., Ltd, the wholly foreign owned enterprise (“WFOE”) in the form of a management fee pursuant to agreements between Taiyang and WFOE. These agreements were put in place on May 26, 2010. Prior to May 26, 2010, the Company was a tax-free enterprise pursuant to PRC tax laws. Income earned by Taiyang (and subsequently payable to WFOE) from January 1, 2010 to May 25, 2010 was not taxable. Tax on income earned by Taiyang (and subsequently payable to WFOE) from May 26, 2010 to December 31, 2010 was accrued at a rate of 10% as a non-resident enterprise, as profits of WFOE were payable to Dynamic Ally Limited (“Dynamic Ally”), a British Virgin Islands company that is the sole shareholder of WFOE.

In April 2011, the agreements between WFOE and Dynamic Ally were terminated with an effective date of November 10, 2010. Accordingly, 2010 income should have been calculated as follows as a result of these terminated agreements:

•	0% from January 1, 2010 to May 25, 2010 since no contractual agreements were in place and Taiyang was a tax free enterprise;

•	10% from May 26, 2010 to November 9, 2010 since profits of Taiyang were payable to WFOE, and it turn payable from WFOE to Dynamic Ally, resulting in 10% non-resident enterprise tax; and

•
25% PRC statutory tax rate from November 10, 2010 to December 31, 2010, since management fees paid from Taiyang to WFOE during this period were not paid up to Dynamic Ally, and therefore were subject to ordinary income tax at 25%.

The difference in applying a 25% rate vs. a 10% rate for the period from November 10, 2010 to December 31, 2010 is $198,631 of additional income tax. We have recorded this adjustment in the 2010 restated financial statements.

We have also revised the disclosure in Note 20 to more clearly explain the application of the 35% tax rate.

Note 24. Restatement of Financial Statements, page F-49

25.
We note from your disclosure in Note 14(c) that it appears that you have restated your financial statements to include a $165,431 charge to interest expense for the year ended December 31, 2010, related to a commitment to issue 650,000 shares in connection with a debt issuance in March 2010. Please revise the introductory section of Note 24 to include disclosure of the nature and amount of this restatement.

Securities and Exchange Commission
December 21, 2011

Response

We have revised our disclosure in Note 24.

Note 25. Subsequent Events, page F-51
(b) Financing

26.
Reference is made to the sentence in the third paragraph “...(being March 7, 2011, with respect to 550,000 shares and March 17, 2011 with respect to 125,000 shares)...” Please reconcile the total number of shares in this sentence (i.e. 675,000) with the shares disclosed in the first paragraph of the footnote which indicates you sold an aggregate 575,000 shares of common stock on March 7, 2011 and March 17, 2011.

Response

We have revised our disclosure in Note 25(b).

Unaudited Interim Financial Statements for the three months ended March 31, 2011

Statements of Cash Flows, page F-55

27.
We note that you present the purchase of property and equipment as a cash inflow from investing activities for the three months ended March 31, 2011. Please explain to us the nature of this amount or revise to present as a cash outflow accordingly.

Response

The purchase of property and equipment on the statement of cash flows was being improperly offset by a change in accrued liabilities. We have corrected the statement of cash flows accordingly. Please see revised statement of cash flows.

Note 1. Nature of Business Operations, page F-57
(a) Business, page F-57

28.
We note your disclosure in the last sentence of the last paragraph on page F-58 that the Company also issued 650,000 additional shares of common stock to the holders as prescribed by the debentures (see Note 14(c)). Please revise this disclosure to be consistent with the changes made to your disclosures in the notes to the audited financial statements.

Response

We have revised our disclosure, which is now consistent with the notes to the restated audited financial statements.

Securities and Exchange Commission
December 21, 2011

Note 12. Derivative Financial Instruments and Financing, page F-78

29.
We note from your disclosure in Note 12 that the fair value of the warrants issued during 2010 decreased significantly between December 31, 2010 and March 31, 2011. In light of the fact that it appears that the assumptions used to value the warrants at December 31, 2010 did not vary significantly from the assumptions used at March 31, 2011, please explain to us and disclose in MD&A why you have recorded such a significant decrease in the fair value of these warrants during this period. Also, please explain to us and disclose in MD&A why you believe that the warrants issued in March 2011 experienced such a decrease in fair value in the relatively short period between the date of issuance and March 31, 2011.

Response

The significant decrease in value of the warrants from December 31, 2010 to March 31, 2011 is due almost exclusively to the fact that the underlying price of our common stock decreased from $2.50 at December 31, 2010 to $1.50 at March 31, 2011, a 67% decrease. The other underlying assumptions used in the Black Scholes formula to calculate the fair value of the warrants at each balance sheet date did not change materially between December 31, 2010 and March 31, 2011. We have revised the assumptions table in this and other filings to also reflect the underlying share price, and have added a disclosure following the paragraph regarding the value of the stock at December 31, 2010. We have also updated the MD&A describing the underlying stock price as the reason for the significant change in fair value.

We have made these corrections in the 10-Q/A for the three months ended March 31, 2011 and subsequent filings.

Note 14. Loans Payable, page F-82

30.
We note that your table disclosing the terms of the short term bank loans includes footnote references. However, the numbering of these footnote references does not appear to match up to the footnote disclosures below the table. Please revise accordingly.

Response

The footnote numbering was a typographical error in the Edgarization process. We have made this correction in the 10-Q/A for the three months ended March 31, 2011 and subsequent filings.

(f) Convertible Loan, page F-84

31.
We note your disclosure that prior to the Reverse Merger Transaction, the Company assessed the fair value of the commitment to issue 650,000 shares of the newly formed public entity and recorded a charge to interest expense in the amount of $165,431 in the fourth quarter of 2010. Please tell us, and revise your notes to the interim financial statements to disclose whether this commitment still exists at March 31, 2011. If so, please tell us how you have accounted for this commitment in the financial statements at March 31, 2011.

Securities and Exchange Commission
December 21, 2011

Response

The convertible debentures were fully repaid through conversion and cash repayment in November 2010. Accordingly, no commitment remained related to the convertible debentures at any date after November 2010. We have revised the disclosure to include a statement to this effect.

Note 17. Interest Expense, page F-87

32.
We note your disclosure that you have accrued liquidated damages pursuant to the terms of the registration rights agreements dated November 10, 2010 and November 16, 2010 in the amount of $241,227. We also note from your disclosure in Note 16(k) that you entered into a registration rights agreement with a liquidated damages provision in connection with the sale of shares of common stock in March 2011. Please tell us how you have analyzed the potential payment of the liquidated damages related to the March 2011 registration rights agreement as a contingent liability under the guidance in ASC 825-20-30. Please note that under ASC 825-20-30-3, the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be measured separately in accordance with ASC 450-20. Please advise or revise accordingly.

Response

Pursuant to ASC 450-20, an estimated loss from a loss contingency shall be accrued by a charge to income if information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated.

With respect to the shares of common stock issued in March 2011, these shares were subject to a registration rights agreement that required that a registration statement be filed within 60 days after the closing date (being May 6, 2011) and declared effective by the SEC not later than 180 days from the closing date in the event of a full review (being September 3, 2011), with respect to 575,000 shares of common stock and 189,750 shares of common stock underlying warrants.

The shares issued in the March 2011 financing are included in this registration statement, which was originally filed on April 25, 2011, prior to the required filing deadline. The effectiveness date has not yet been reached, and at the time of filing we did not deem it probable that such a loss would be incurred. Furthermore, while the maximum potential amount of liquidated damages payable pursuant to the March 2011 financing is known ($115,000, being 10% of the total amount invested) the actual damages accrue over a period of approximately 5-6 months, so there is no way to reasonably estimate what portion of the maximum would be accrued.

Accordingly, we did not accrue any liquidated damages related to the March 2011 financing in the three months ended March 31, 2011.

33.	We note from your disclosure in Note 17 that you did not recognize any imputed interest expense for the three months ended March 31, 2011. Please explain why.

Securities and Exchange Commission
December 21, 2011

Response

Imputed interest expense incurred in 2009 and 2010 was recorded on loans taken by the Company from unrelated parties which did not bear interest. All of these loans were repaid by the Company during the year ended December 31, 2010. No new loans of this nature were entered into by the Company during 2011. Accordingly, no imputed interest expense was recorded in 2011.

Item 15. Recent Sales of Unregistered Securities, page II-1

34.
In regards to the share exchange for Dynamic Ally Limited shares, please disclose the number of shares of Dynamic Ally that were received in exchange for the 6,577,551 of your shares. Please also disclose the number of units issued in March 2011 here and on page 64.

Response

We have revised our disclosure here and in the Selling Stockholders section, as necessary, to disclose the number of shares of Dynamic Ally that were acquired in the reverse merger transaction as well as the number of units issued in the financings.

35.	The number of securities issued on November 10, 2011 does not appear to be consistent with the number of securities issued on the same date on page F-11. Please revise for consistency or advise.

Response

The number of securities issued is consistent between the disclosure in the recent sales of unregistered securities section as well as disclosed on page F-11. The paragraph in the recent sales of unregistered securities section aggregates the securities issued in November, which consisted of two closings, one on November 10, 2010 and the second on November 16, 2010. The disclosure on page F-11 breaks down the closings by date, however, the number of securities issued is consistent between the two sections.

Signatures, page II-7

36.	Please advise us why you have deleted the power of attorney subsection.

Response

The power-of-attorney was granted by each director in connection with the initial registration statement filed on April 25, 2011. The power-of-attorney granted Wu Qiyou and David Dodge the authority to file amendments on behalf of the signatories. Therefore, the power-of-attorney language was deleted from the signature page, as it was not necessary to grant further power-of-attorneys. The original power-of-attorney is incorporated by reference as Exhibit 24.01 to the Exhibits Index.

Securities and Exchange Commission
December 21, 2011

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ DAVID DODGE
David Dodge
Chief Financial Officer

锦天城律师事务所

**ALLBRIGHT LAW OFFICES**

上海浦东花园石桥路33号花旗集团大厦14楼（200120）
电话：+86 21 6105 9000　　传真：+86 21 6105 9100
14/F Citigroup Tower, No. 33 Hua Yuan Shi Qino Road, Pudong New Area, Shanghai 200120, PRC
Tel: +86 21 6105 9000　　Fax: +86 21 6105 9100

September 9, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

**RE: Anhui Taiyang Poultry Co., Inc.**

**Form S-1 Registration Statement (File No. 333-173700)**

Ladies and Gentlemen:

We have acted as special counsel of People's Republic of China ("PRC", which solely for the purpose of this opinion, excludes the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan) to Anhui Taiyang Poultry Co., Inc, a Delaware corporation (the "Company"), in connection with its filing with the Securities and Exchange Commission (the "Commission") of a registration statement on Form S-1 (File No. 333-173700) (the "Registration Statement") for the purpose of registering with the Commission under the Securities Act of 1933, as amended (the "Securities Act") for sale by the Company of 6,627,696 shares of its common stock, par value $0.001 per share (the "Offering").

As described in the Registration Statement, the PRC subsidiary of the Company, namely Ningguo Taiyang Incubation Plant Co., Ltd. (the "PRC Subsidiary") on the one hand, entered into a set of contractual arrangements, attached as Exhibits 10.04 through 10.08 of the Registration Statement (collectively the "Control Agreements") with Anhui Taiyang Poultry Co., Ltd. (the "VIE Entity"), a limited liability company incorporated under the laws of PRC, and its three record owners who own, in the aggregate, 100% of the VIE Entity (collectively the "VIE Entity Owners"), on the other hand, on May 26, 2010. The Company through the PRC Subsidiary will manage and operate the VIE Entity and collect all economic benefits from operation of the VIE Entity.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Registration Statement; (ii) the Certificate of Approval of the PRC Subsidiary; (iii) the Business Licenses of the PRC Subsidiary and the VIE Entity; (iv) the Articles of Incorporation of the PRC Subsidiary and the VIE Entity; (v) the Bylaws of the PRC Subsidiary and the VIE Entity; (vi) the Control Agreements, as filed with the Registration Statement; and (vii) certain resolutions of the VIE Entity Owners relating to the execution of the Control Agreements and such

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锦天城律师事务所

**ALLBRIGHT LAW OFFICES**

上海浦东花园石桥路33号花旗集团大厦14楼（200120）
电话：+86 21 6105 9000　　传真：+86 21 6105 9100
14/F Citigroup Tower, No. 33 Hua Yuan Shi Qiao Road, Pudong New Area, Shanghai 200120, PRC
Tel: +86 21 6105 9000　　Fax: +86 21 6105 9100

other matters as relevant. We also have examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the PRC Subsidiary and the VIE Entity, and such agreements, certificates of officers or other representatives of the PRC Subsidiary, the VIE Entity and others, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein. As to any facts material to the opinions expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the PRC Subsidiary and the VIE Entity in the documents identified or otherwise, and of public officials.

In our examination we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies. We have relied upon the accuracy and completeness of the information, factual matters, representations, and warranties contained in such documents.

The opinions set forth below are also subject to the further qualification that the enforcement of any agreements or instruments referenced herein and to which the PRC Subsidiary or the VIE Entity is a party may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Based upon and subject to the foregoing, we are of the opinion that:

(i) Each of the PRC Subsidiary, the VIE Entity and the VIE Entity Owners is duly incorporated, duly organized, validly existing and in good standing under the laws of PRC and has sufficient legal capacity, or a nature person with full civil capacity, to enter into and perform the transactions contemplated by the Control Agreements;

(ii) all of the registered capital of the VIE Entity has been fully paid in accordance with PRC laws and the article of association of VIE Entity;

(iii) to our best knowledge after due inquiry, none of the PRC Subsidiary and the VIE Entity has taken any corporate action, nor have any legal proceedings commenced against it, for its liquidation, winding up, dissolution, or bankruptcy, for the appointment of a liquidation committee, team of receivers or similar officers in respect of its assets or for the suspension, withdrawal, revocation or cancellation of any of the governmental authorizations;

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锦天城律师事务所

**ALLBRIGHT LAW OFFICES**

上海浦东花园石桥路33号花旗集团大厦14楼（200120）
电话：+86 21 6105 9000　　传真：+86 21 6105 9100
14/F Citigroup Tower, No. 33 Hua Yuan Shi Qiao Road, Pudong New Area, Shanghai 200120, PRC
Tel: +86 21 6105 9000　　Fax: +86 21 6105 9100

(iv) each of the PRC Subsidiary, the VIE Entity and the VIE Entity Owners obtains all authorization, approval and consent regarding the execution, delivery and performance of the Control Agreements;

(v) the execution, delivery and performance of the Control Agreements will not violate any provision of (a) applicable PRC law, or (b) the relevant articles of association, business license and other constitutional documents of the PRC Subsidiary and the VIE Entity;

(vi) the VIE Entity has full power and authority to pay PRC Subsidiary consulting service fees in RMB equal to the net income of the VIE Entity in accordance with the Control Agreements and the PRC Subsidiary has full power and authority to effect dividend payments and remittances thereof outside the PRC in United States dollars;

(vii) the Control Agreements are valid, binding and enforceable in accordance with their terms under PRC law;

(viii) the description of the Control Agreements set forth in the Registration Statement are true and accurate in all material respects and nothing has been omitted from such description which would make the same misleading in any material respects;

(ix) the Control Agreements are the true, complete and correct contractual arrangements and agreements between the PRC Subsidiary and the VIE Entity and constitute valid and legally binding agreements on the parties thereto;

(x) to our best knowledge after due inquiry, the business carried out by each of the PRC Subsidiary and the VIE Entity complies with its articles of association and the PRC Laws in all material aspects. All necessary and material PRC governmental authorizations were duly obtained in connection with any operations in the PRC by the Company conducted through the PRC Subsidiary and the VIE Entity;

(xi) each of the VIE Entity Owner is not subject to SAFE's registration and approval under "The circular of the State Administration of foreign exchange concerning relevant issues on the foreign exchange administration of raising funds through Overseas Special Purpose Vehicles and investing back in China by domestic residents" ("Notice 75") since none of the VIE Entity Owners directly or indirectly owns any share of the Company;

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锦天城律师事务所

ALLBRIGHT LAW OFFICES

上海浦东花园石桥路33号花旗集团大厦14楼（200120）
电话：+86 21 6105 9000　　传真：+86 21 6105 9100
14/F Citigroup Tower, No. 33 Hua Yuan Shi Qiao Road, Pudong New Area, Shanghai 200120, PRC
Tel: +86 21 6105 9000　Fax: +86 21 6105 9100

(xii) since (a) the establishment of the PRC Subsidiary as a wholly foreign owned enterprise, (b) the Business Combination described in the Registration Statement was between offshore companies, and the China Securities Regulatory Commission (the "CSRC") currently has not issued any definitive rule concerning whether such transactions are subject to *Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors* issued on August 8, 2006, as amended on September 8, 2006 (the "New M&A Rules"), and (c) the CSRC currently has not issued any definitive rule concerning whether offerings like the Offering contemplated by the Company and as described in the Registration Statement is subject to the New M&A Rules, the Company is not required to obtain the approval of the CSRC under the New M&A Rules in connection with this Offering; and

(xiii) the Company's ownership of the PRC Subsidiary, and the Control Agreements between the PRC Subsidiary and the VIE Entity, as fully described in the Registration Statement, does not violate the PRC Laws with respect to foreign-owned public companies.

We disclaim any undertaking to advise you of any changes in the facts stated or assumed herein or any changes in applicable law that may come to our attention subsequent to the date the Registration Statement is declared effective.

While certain members of this firm are admitted to practice in certain jurisdictions other than the PRC, in rendering the foregoing opinions we have not examined the laws of any jurisdiction other than the PRC. Accordingly, the opinions we express herein are limited to matters involving the laws of the PRC. We express no opinion regarding the effect of the laws of any other jurisdiction.

Sincerely yours,

**AllBright Law Offices**

Steve Zhu

Attorney at Law/Senior Partner

Direct line: (021)-61059116

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